UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Cygne Designs, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

232556100

(CUSIP Number)

Hubert Guez
c/o Diversified Apparel Resources, LLC
5804 E. Slauson Ave.
Commerce, California 90040
(323) 725-5555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 10)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232556100	Page 2 of 10 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Diversified Apparel Resources, LLC (formerly Commerce Clothing Company, LLC) 95-4559476
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,428,571
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,428,571
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,428,571
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (1)
14		TYPE OF REPORTING PERSON* CO

(1)  Based on a total of 26,462,107 shares of the issuer’s Common Stock issued and outstanding as of June 1, 2007.

CUSIP No. 232556100	Page 3 of 10 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Guez Living Trust dated December 6, 1996
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,615,915
	8	SHARED VOTING POWER 1,379,225
	9	SOLE DISPOSITIVE POWER 1,615,915
	10	SHARED DISPOSITIVE POWER 1,379,225
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,995,140
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (1)
14		TYPE OF REPORTING PERSON* CO

(1)  Based on a total of 26,462,107 shares of the issuer’s Common Stock issued and outstanding as of June 1, 2007.

CUSIP No. 232556100	Page 4 of 10 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hubert Guez
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,381,420
	8	SHARED VOTING POWER 7,423,711
	9	SOLE DISPOSITIVE POWER 4,381,420
	10	SHARED DISPOSITIVE POWER 7,423,711
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,805,131
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.6% (1)
14		TYPE OF REPORTING PERSON* IN

(1)  Based on a total of 26,462,107 shares of the issuer’s Common Stock issued and outstanding as of June 1, 2007.

This Schedule 13D/A (“Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on August 10, 2005, as amended by Amendment No. 1 to the Schedule 13D dated September 21, 2005, and filed with the Securities and Exchange Commission on October 7, 2005, as amended by Amendment No. 2 to the Schedule 13D dated January 3, 2006, and filed with the Securities and Exchange Commission on January 9, 2006, and as amended by Amendment No. 3 to the Schedule 13D dated May 12, 2006, and filed with the Securities and Exchange Commission on May 16, 2006, and as amended by Amendment No. 4 to the Schedule 13D dated May 17, 2006 and filed with the Securities and Exchange Commission on May 17, 2006 (as amended, the “Schedule 13D”). This sole purpose of this amendment is to update the amount of shares beneficially owned by Hubert Guez and to correct an inadvertent error in the amount of shares beneficially owned by the Guez Living Trust dated December 6, 1996 and Hubert Guez.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

The Griffin James Aron Guez Irrevocable Trust dated January 1, 1996 (the “Griffin Guez Trust”) owns 584,220 shares of the Company’s Common Stock or 2.2% of the shares of the Company’s Common Stock issued and outstanding on June 1, 2007 based on 26,462,107 shares outstanding. Guez previously reported that because the then trustee of the Griffin Guez Trust, Marguerite Esther Guez, resides in his household, he may be deemed to beneficially own the shares held by the Griffin Guez Trust, although he disclaimed beneficial ownership of such shares. Effective June 1, 2007, JFJ Holdings, LLC, a Tennessee limited liability company (the “Trustee”), was appointed as the trustee of the Griffin Guez Trust in replacement of Marguerite Esther Guez. Thus, Guez no longer may be deemed to beneficially own the shares held by the Griffin Guez Trust and disclaims beneficial ownership of such shares.

The Stephan Avner Felix Guez Irrevocable Trust dated January 1, 1996 (the “Stephan Guez Trust”) owns 584,220 shares of the Company’s Common Stock or 2.2% of the shares of the Company’s Common Stock issued and outstanding on June 1, 2007 based on 24,462,107 shares outstanding. Guez previously reported that because the trustee of the Stephan Guez Trust was Stephan Guez, his son, Guez may be deemed to beneficially own the shares held by the Stephan Guez Trust, although he disclaimed beneficial ownership of such shares. Effective June 1, 2007, the Trustee was appointed as the trustee of the Stephan Guez Trust in replacement of Stephan Guez. Thus, Guez no longer may be deemed to beneficially own the shares held by the Stephan Guez Trust and disclaims beneficial ownership of such shares.

In his previous filings, it was reported that prior to and as of July 31, 2005 Guez beneficially owned 45,000 shares of the Company’s Common Stock and had the sole power to vote and dispose of such shares. These shares were inadvertently reported as held in the name of Hubert Guez personally when in fact such shares are held in the name of the Guez Living Trust dated December 6, 1996 (the “Guez Living Trust”). Thus, the Guez Living Trust beneficially owns the 45,000 shares and has the sole power to vote and dispose of such shares. Hubert Guez, as a co-trustee, along with Roxanne Guez, Guez’s spouse, of the Guez Living Trust, shares the power to dispose or direct the disposition of the shares held by the Guez Living Trust, and shares the power to vote or direct the voting of such shares with Roxanne Guez. Guez disclaims beneficial ownership of the shares held by the Guez Living Trust except to the extent of his pecuniary interest therein. Items 1 and 5 of this Schedule 13D reflect the corrected beneficial ownership interests of Guez and the Guez Living Trust.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is supplemented and amended by the information below.

(Page 5 of 10)

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

The shares of common stock to which this Schedule 13D/A relates are held by the Reporting Persons as an investment. The Reporting Persons disclaim any membership in a group relating to the Company.

Other than as described in this Schedule 13D/A, the Reporting Persons are not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

As of June 1, 2007, Diversified beneficially owned 4,428,571 shares of the Company’s Common Stock (the “Diversified Shares”). Since 26,462,107 shares of the Company’s Common Stock were outstanding as of June 1, 2007, the Diversified Shares constitute approximately 16.7% of the shares of the Company’s common stock issued and outstanding. Diversified has the sole power to vote and dispose of the Diversified Shares.

As of June 1, 2007, Guez Living Trust beneficially owned 1,615,915 shares of the Company’s Common Stock (the “Guez Living Trust Shares”), or 6.1% of the shares of the Company’s Common Stock issued and outstanding on June 1, 2007 based on 26,462,107 shares outstanding. The Guez Living Trust has the sole power to vote and dispose of the Guez Living Trust Shares. In addition, the Guez Living Trust wholly owns 215 GZ Partners which owns 1,379,225 shares of the Company’s Common Stock or 5.2% of the shares of the Company’s Common Stock issued and outstanding on June 1, 2007 based on 26,462,107 shares outstanding. As the holder of 100% of the ownership interests in 215 GZ Partners, the Guez Living Trust may be deemed to share the power to dispose or direct the disposition of the shares held by 215 GZ Partners, and may be deemed to share the power to vote or direct the voting of such shares with 215 GZ Corp., a Delaware corporation and general manager of 215 GZ Partners, with a principal business address of 5804 E. Slauson Avenue, Commerce, California 90040. 215 GZ Corp. was formed to manage the assets of 215 GZ Partners but has no ownership interest in the partnership. As such, the Guez Living Trust may be deemed to beneficially own the shares of the Company’s Common Stock owned by 215 GZ Partners for aggregate beneficial ownership of 2,995,140 shares or 11.3% of the shares of the Company’s Common Stock issued and outstanding on June 1, 2007 based on 26,462,107 shares outstanding. The Guez Living Trust disclaims beneficial ownership of the securities held by 215 GZ Partners except to the extent of its pecuniary interest therein.

(Page 6 of 10)

As of June 1, 2007 Guez beneficially owned 4,381,420 shares of the Company’s common stock (the “Guez Shares”) or 16.6% of the shares of the Company’s Common Stock issued and outstanding on June 1, 2007 based on 26,462,107 shares outstanding. Guez has the sole power to vote and dispose of the Guez Shares.

In addition, Guez is the managing member of, and personally holds a 32.2% membership interest in, Diversified which owns 4,428,571 shares of the Company’s Common Stock or 16.7% of the shares of the Company’s Common Stock issued and outstanding on June 1, 2007 based on 26,462,107 shares outstanding. As the managing member of Diversified, Guez has the power to dispose or direct the disposition of, and to vote or direct the voting of, the shares held by Diversified.

Guez is also a co-trustee along with Roxanne Guez, Guez’s spouse who is a citizen of the United States of America, with a principal business address of 5804 E. Slauson Avenue, Commerce, California 90040, of the Guez Living Trust, which has a 15.0% membership interest in Diversified and beneficially owns 1,615,915 shares of the Company’s Common Stock or 6.1% of the shares of the Company’s Common Stock issued and outstanding on June 1, 2007 based on 26,462,107 shares outstanding. The Guez Living Trust may also be deemed to beneficially own 1,379,225 shares of the Company’s Common Stock owned by 215 GZ Partners or 5.2% of the shares of the Company’s Common Stock issued and outstanding on June 1, 2007 based on 26,462,107 shares outstanding. In the aggregate, the Guez Living Trust may be deemed to beneficially own 2,995,140 shares of the Company’s Common Stock or 11.3% of the shares of the Company’s Common Stock issued and outstanding on June 1, 2007 based on 26,462,107 shares outstanding. As the co-trustee of Guez Living Trust, Guez shares the power to dispose or direct the disposition of the shares held by Guez Living Trust, and shares the power to vote or direct the voting of such shares with Roxanne Guez.

In such capacities, Guez may be deemed to beneficially own the shares of the Company’s Common Stock owned by Diversified and the Guez Living Trust for aggregate beneficial ownership of 11,805,131 shares or 44.6% of the shares of the Company’s Common Stock issued and outstanding on June 1, 2007 based on 26,462,107 shares outstanding. Guez disclaims beneficial ownership of the securities held by Diversified and Guez Living Trust except to the extent of his pecuniary interest therein.

Transactions by the Reporting Persons in the Company’s common stock effected in the past 60 days are described in Item 3 above.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is supplemented and amended by the information below.

Exhibit No.
  1        Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

(Page 7 of 10)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: August 20, 2007	/s/ Hubert Guez
Hubert Guez

Diversified Apparel Resources, LLC

Dated: August 20, 2007	/s/ Hubert Guez
Manager

Guez Living Trust dated December 6, 1996

Dated: August 20, 2007	/s/ Hubert Guez
Trustee

(Page 8 of 10)

EXHIBIT INDEX

Exhibit No.

    1     Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

(Page 9 of 10)

EXHIBIT NO. 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Cygne Designs, Inc., and hereby affirm that this Schedule 13D/A is being filed on behalf of each of the undersigned.

Dated: August 20, 2007	/s/ Hubert Guez
Hubert Guez

Diversified Apparel Resources, LLC

Dated: August 20, 2007	/s/ Hubert Guez
Manager

Guez Living Trust dated December 6, 1996

Dated: August 20, 2007	/s/ Hubert Guez
Trustee

(Page 10 of 10)